SONS OF GWALIA LTD
ABN 46 008 994 287

GWALIA

04 JAN 28 AM 7:21

BEST AVAILABLE COPY

04012399

7 January, 2004
0005:tcl

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International corporate Finance
450 5th Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

FILE NBR 82-1039

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

DATE OF RELEASE	DETAILS
6 January 2004	Appendix 3B – Executive Option Plan
19 December 2003	Appointment of Company Secretary
16 December 2003	Resignation of Chief Financial Officer
26 November 2003	Appendix 3B – Share Purchase Plan
17 November 2003	Presentation made to JPMorgan Global Metals & Mining Conference
14 November 2003	Presentation made to Annual General Meeting
14 November 2003	Chairman's Address to Shareholders
14 November 2003	Results of Meeting – Disclosure of Proxy Votes
29 October 2003	Merger of Mineral Sands Interest
22 October 2003	Letter to Australian and NZ Shareholders on Share Purchase Plan
21 October 2003	Placement – Class Order 02/1180
20 October 2003	Appendix 3B – to repay debt
15 October 2003	Media Release – Strengthen Balance Sheet by Raising New Equity
15 October 2003	Capital Raising
14 October 2003	Proxy Form for 2003 Annual General Meeting
14 October 2003	Class Order Advice re Capital Raising
14 October 2003	Capital Raising
13 October 2003	Notice of Annual General Meeting
9 October 2003	Appointment of Executive General Manager - Operations

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours faithfully

for **Peter Lalor**
Executive Chairman

dlw 1/28

Att

Copy: Jo-Ann R Ward
Citibank NA, New York

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

04 JAN 28 AM 7:21

6 January, 2004
0002:tcl

The Company Announcements office
Australian Stock Exchange
20 Bond Street
Sydney NSW 2000

Sent via ASX Online

Dear Sir

APPENDIX 3B FILING

Attached please find documents to be released to the market.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Chris Foley
Company Secretary

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

6 January, 2004
0001:tcl

The Company Announcements office
Australian Stock Exchange
20 Bond Street
Sydney NSW 2000

Sent via ASX Online

Dear Sir

ISSUE OF OPTIONS UNDER THE SONS OF GWALIA LTD EXECUTIVE OPTIONS PLAN ("THE PLAN")

Sons of Gwalia Ltd ("the Company") wishes to announce that Directors have approved an issue of options to senior management under the terms of the Plan.

The vesting of options is subject to the meeting of agreed performance hurdles relating to the Total Shareholder Return of the Company relative to the ASX 200.

The key terms of the Plan are as follows:

- Allocation: Intended that there will be an annual allocation.
- Participation: Senior Management Group but not including Executive or Non-Executive Directors.
- Maximum Number: The maximum number of Options outstanding during the term of the Plan will not exceed 5% of issued capital at any time.
- Exercise Period: Exercisable between 24-60 months following allocation.
- Exercise Price: 105% of the average of the closing share price for the five days prior to allocation.
- Option/Share Ratio: 1 option converts to 1 share.

In accordance with the terms of the Plan, the Directors have agreed to a total allocation of 750,000 options to Senior Management which represents 0.4% of the outstanding share capital of the Company at the date of this announcement.

The exercise price of these Options is $3.72 based on the closing average share price for the five days prior to allocation.

The Company intends to account for the cost of the options in accordance with applicable accounting standards

For and on behalf of
Sons of Gwalia Ltd

Chris Foley
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONS OF GWALIA LTD

ABN

008 994 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options (unlisted)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	750,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price of $3.72 Refer to cover letter for other terms

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	$3.72
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Executive Options Plan
7	Dates of entering +securities into uncertificated holdings or dispatch of certificates	7 January 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	188,184,938	ORDINARY FULLY PAID SHARES
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	650,000	$7.57 EXECUTIVE OPTIONS EXPIRING 14/11/06
		750,000	$3.72 EXECUTIVE OPTIONS EXPIRING 31/12/08

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Dispatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 January 2004
Company Secretary

Print name: CHRIS FOLEY

== == == == ==

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

19 December 2003
1308:tcl

Companies Announcements Office
Australian Stock Exchange
20 Bond Street
Sydney NSW 2000

Dear Sirs

APPOINTMENT OF COMPANY SECRETARY

Please note that, effective 19 December 2003, Mr Christopher Foley B.Juirs, LLB has been appointed Company Secretary replacing Mr Stephen Pearce.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Peter Lalor
Executive Chairman

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

PKL:EF 03.557
16 December 2003

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

The Company wishes to advise that Mr Stephen Pearce will leave the Company towards the end of January 2004. Mr Pearce, the Company's Chief Financial Officer and Company Secretary, will take up a senior financial role with Woodside Petroleum Ltd. He previously worked in the oil and gas sector prior to joining the Company three years ago.

A replacement for Mr Pearce will be made as soon as possible.

The Company wishes to advise that Mr Chris Foley, the Company's General Manager, Legal and Commercial, will be appointed Company Secretary in due course.

Yours faithfully

PETER LALOR
EXECUTIVE CHAIRMAN

16 Parliament Place, PMB 16, West Perth, Western Australia 6872

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 NOVEMBER 2003
Company Secretary

Print name: STEPHEN PEARCE

== == == == ==

Sons of Gwalia 2003 Annual General Meeting Presentation
14 November 2003
Peter Lalor, Keith Watkins, David Paull

GWALIA

A GE RAL MEETING 2003

sented by:

Peter Executive Chairman
, Exec. siness Development & Marketing
Keith W , Exec. GM Resources

14 November 2003

ANCIAL
P ORMANCE

FINANCIAL PERFORMANC JUNE 2003

Net Operating Profit after Tax $34.5 m

- A relatively poor performance from the Company's Gold Division due primarily to lower grades and high costs of production
- Increased depreciation & amortisation expenses and lower grades from the Company's tantalum operations, and
- Increased interest on borrowings and other corporate expenses

---

SGW SHARE PLACEMENT

- 19m shares at A$3.35 = A$63.65m
- Placed with Australian and Overseas institutions
- 10% discount to closing market price o record date 14th October 2003
- Share Purchase Plan @ $3.35 per share

BALANCE SHEET IMPACTS

The Company has utilised the funds received to:

- Pay down shorter term bilateral facilities
- Maintain credit facilities to provide working capital if required
- The remaining debt is the US$170m long term Senior Private Notes
- Significant improvement on 31 December 2002
- Helps de-risk the business and provides greater flexibility

---

DIVIDENDS

Sons of Gwalia 2003 Annual General Meeting Presentation
14 November 2003
Peter Lalor, Keith Watkins, David Paull


SHARE PRICE PERFORMANCE
SONS OF GWALIA LTD


SGW SHARE PRICE MOVEMENT
SONS OF GWALIA LTD


GOLD DIVISION
SONS OF GWALIA LTD


SONS OF GWALIA GOLD PRODUCTION
Ounces
600,000
500,000
400,000
300,000
200,000
100,000
0
1998
1999
2000
2001
2002
2003
2004 Forecast
Cornishman
Southern Cross
Laverton
Leonora
SONS OF GWALIA LTD


LEONORA STRATEGY
237,036
160,000
200,000
150,000
100,000
50,000
0
Ounces
Wonder North
Sons of Gwalia
Tarmoola
2002/03
2003/04
Reduced production due to Sons of Gwalia mine going on care and maintenance
Ongoing review of Tarmoola mine
Review of alternatives for Gwalia Deeps.
SONS OF GWALIA LTD


SOUTHERN CROSS STRATEGY
Securing cashflow from previous investments
Improving quality by developing fewer higher margin deposits
225,000
200,000
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
Ounces
Attributable
Cornishman
Blue Haze
Yilgarn Star
Golden Pig
Marvel Loch
2002/03
2003/04
SONS OF GWALIA LTD

Sons of Gwalia 2003 Annual General Meeting Presentation
14 November 2003
Peter Lalor, Keith Watkins, David Paull

GWALIA



SOUTH LAVERTON STRATEGY
200,000
150,000
100,000
50,000
0
Ounces
139,947
180,000
Twin Peaks
Karari
2002/03
2003/04
Accumulation of large ground position complimented by infrastructure
Development of Safari, Twin Peaks and Red October
SONS OF GWALIA LTD



SGW Yilgarn Land Bank
200km
Perth
YILGARN CRATON
• 150Moz gold produced
• 6Moz p.a. production
• 165Moz resources
• 10% global exploration expenditure
SGW has 8,800km² ground position
Greenstone Belt
Yilgarn Craton
SGW Tenement
Gold Deposits >3Moz
SONS OF GWALIA LTD

RESOURCE DEVELOPMENT AND EXPLORATION

Keith Watkins
Executive General Manager - Resources

SONS OF GWALIA LTD

GOLD EXPLORATION

Strategic focus is on:

- Resource extensions
- High potential prospects

In three gold projects:

- Southern Cross
- Leonora
- South Laverton

SONS OF GWALIA LTD



SOUTHERN CROSS REGION
SX Gold Camp
Golden Pig
Cornishman
Marvel Loch
Yilgarn Star
Bounty
100km
25km
Plant & Mine
Satellite Mine
SGW Tenements
Greenstone Belt
Granite
Key Exploration Targets
• Marvel Loch
• Golden Pig
• Southern Cross Gold Camp
• Yilgarn Star
SONS OF GWALIA LTD



MARVEL LOCH UNDERGROUND DRILLING PROGRAMME
South
North
South Pit
Centre Pit
North Pit
Tunnel Portal
Target
Target
Target
Target
16m@31.10g/t Au
12m@22.40g/t Au
5m@18.70g/t Au
8.2m@6.20g/t Au
250m
g.m Gold
1 - 2
2 - 5
5 - 15
15 - 30
> 30
SONS OF GWALIA LTD

Sons of Gwalia 2003 Annual General Meeting Presentation
14 November 2003
Peter Lalor, Keith Watkins, David Paull


MARVEL LOCH UNDERGROUND DRILLING PROGRAMME
South Pit
Centre Pit
North Pit
Tunnel Portal
Target
Target
Target
Target
Exploration Target: 1Moz
g.m Gold
1 - 2
2 - 5
5 - 15
15 - 30
> 30
250m
500m
750m
250m
SONS OF GWALIA LTD


MARVEL LOCH UNDERGROUND DRILLING PROGRAMME
North Pit Lodes
Central Pit Lodes
South Pit Lodes
N
250m
SONS OF GWALIA LTD


GOLDEN PIG MINE EXPLORATION
Haddons 3 J Lode
C Lode
A 3 K Lode (North)
A 3 K Lode (South)
Extensional & In Mine Targets
Deep Targets
SONS OF GWALIA LTD


LEONORA REGION
Thunderbox
50km
Tarmoola
Kailis
Sons of Gwalia
Plant & Mine
Satellite Mines
SGW Tenements
Greenstone Belt
Granite
N
25km
Key Exploration Targets
• Tarmoola
• Kailis
• Gwalia
SONS OF GWALIA LTD


TARMOOLA
North Pit
Canyon Granites
South Pit
Current Pit Outline
SONS OF GWALIA LTD


SOUTH LAVERTON REGION
Sunrise Dam
Red October
Safari
100km
Porphyry
Carosue Dam Mine Corridor
Twin Peaks
Laverton Tectonic Zone
Haul Road
Plant & Mine
Satellite Mine
SGW Tenements
Greenstone Belt
Granite
N
25km
Key Exploration Targets
• Carosue Dam Mine Corridor
• Safari
• Porphyry
• Red October
SONS OF GWALIA LTD

Sons of Gwalia 2003 Annual General Meeting Presentation
14 November 2003
Peter Lalor, Keith Watkins, David Paull

CAROSUE DAM EXPLORATION



Memphis
Far East
Haul Road
Twin Peaks North
Mine Corridor
Carosue Dam Plant
Karari Extensions
N
5km

Targets

- Karari extensions
- Memphis
- Twin Peaks North
- Far East

Drilling
- >1.0g/t Au
- 0.5 - 1.0g/t Au
- 0.1 - 0.5g/t Au
- <0.1g/t Au

SONS OF GWALIA LTD



KEY TO GROWTH
SONS OF GWALIA LTD

ADVANCED MINERALS DIVISION

World's largest producer of tantalum raw materials

Ownership of world's largest tantalum reserve base

SONS OF GWALIA LTD

ADVANCED MINERALS DIVISION SUMMARY

- Includes tantalum, lithium and mineral sands businesses
- Another successful year with earnings before interest and tax of $57.6 million
- Result achieved through record tantalum and lithium sales of 2.14M lb and 122,000t respectively
- Future outlook for business dependent on health of global economy

SONS OF GWALIA LTD

ADVANCED MINERALS DIVISION
A WORLD CLASS TANTALUM BUSINESS



2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Lbs Ta2O5
80%
70%
60%
50%
40%
30%
20%
10%
0%
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Tantalum Sales (lbs Ta2O5)
% of World Needs

SONS OF GWALIA LTD

USES OF TANTALUM & TECHNOLOGIES IN ELECTRONICS SECTOR

David Paull

Executive General Manager - Business Development and Marketing

SONS OF GWALIA LTD

Sons of Gwalia 2003 Annual General Meeting Presentation
14 November 2003
Peter Lalor, Keith Watkins, David Paull


WHY IS TANTALUM VALUABLE?
Soft, ductile
High melting (2,997°C) and boiling points (5,425°C)
Low co-efficient of thermal expansion
Excellent capacity to store and release electrical charge
Exceptional resistance to corrosion
SONS OF GWALIA LTD


TANTALUM MARKET USES
Ingot 9%
Scrap Metal 4%
Powder 49%
Chemicals 11%
Carbides 13%
Mill Products 14%
SONS OF GWALIA LTD
Source IIC Statistics


WHERE TANTALUM CAPACITORS ARE USED
Defence/Other 8%
Computer 36%
Consumer A/V 17%
Telecom (Consumer) 23%
Telecom (Infrastructure) 7%
Automotive 9%
SONS OF GWALIA LTD
Source Gartner Research Statistics


AVX DESIGN OPPORTUNITIES
MOBILE DEVICES
New Functionality
CCD MP3 in cellular phones
colour LCD, video record play
Small, miniature and low profile Tantalum capacitors
12x R(0805) case fused Tantalum on PCB
Tantalum Division
SONS OF GWALIA LTD
Source AVX IIC Presentation Oct 2003


AVX DESIGN OPPORTUNITIES
DIGITAL CAMERAS
Number of pieces | Part number | Technology
3 | A 10uF 10V | Ceramic
7 | A 10uF 6.3V | Tantalum
2 | A 10uF 4V | Tantalum
2 | A 22uF 6.3V | Tantalum
12 | 10uF 10V | Aluminium
2 | A 22uF 4V | Tantalum
4 | 3.3uF 6.3V | Aluminium
· | 3.3uF 50V | Aluminium
2 | 220uF 4V | Aluminium
Tantalum Division
SONS OF GWALIA LTD
Source AVX IIC Presentation Oct 2003


AVX
PC MOTHERBOARDS
Notebook 2GHz Processor
4 x B 78
6 x D 1,102
6 x E 1,380
4 x Y 924
22 3,576
Tantalum Division
SONS OF GWALIA LTD
Source AVX IIC Presentation Oct 2003

Sons of Gwalia 2003 Annual General Meeting Presentation
14 November 2003
Peter Lalor, Keith Watkins, David Paull

GWALIA



Ele
Sem
15
10
5
0
1985
2005
SONS OF GWALIA LTD



CAPACITORS
AN EXPANDING RANGE OF HIGH TECHNOLOGY APPLICATIONS
Hard Drives
Mobile Phones
LCD Monitor
Game Consoles
DVC
DSC
SONS OF GWALIA LTD

MINERAL SANDS

SONS OF GWALIA LTD

MINERAL SANDS

- Sale of direct 25% equity in Gingko/Snapper deposit in 2002
- Merger SGW & Murray Basin assets with RZM Cable Sands and BeMaX Ltd
- SGW now holds significant equity in mineral sands company BeMaX Resources Ltd

SONS OF GWALIA LTD

FOREIGN EXCHANGE HEDGING - 30 JUNE 2003

- Reduction of US$475m in FY 2002/03
- Further US$260m extinguished if current exchange rate maintained over the next 18 months

SONS OF GWALIA LTD

GOLD HEDGING - 30 JUNE 2003

- Ongoing review / management to take advantage of movements in the A$ gold price
- Policy remains to secure revenue streams
- Total Gold book reduced by 1.7m oz, which included Commitments of 1.2m oz
- Target delivery price of A$595 per oz for the 2003-04 year

SONS OF GWALIA LTD

Sons of Gwalia 2003 Annual General Meeting Presentation
14 November 2003
Peter Lalor, Keith Watkins, David Paull

GWALIA


OCCUPATIONAL HEALTH &
SAFETY & ENVIRONMENTAL
PERFORMANCE
SONS OF GWALIA LTD


SGW SAFETY PERFORMANCE CONSOLIDATING
25
20
15
10
5
0
1997-1998
1998 - 1999
1999 - 2000
2000 - 2001
2001 - 2002
2002 - 2003
2003 - 2004
Highlights
LTIFR equals WA Metalliferous rate
DIFR currently lowest in SGW history
SONS OF GWALIA LTD

ENVIRONMENTAL AND SUSTAINABILITY PERFORMANCE

- The Company rated as the Leader in recent Monash Sustainability Enterprises benchmarking study of ASX 200 gold & precious metal companies
- The study rated key environmental and social factors
- The Company continues to develop and implement the Environmental Management System (EMS)

SONS OF GWALIA LTD

NEW OPERATING MODEL

- Ancillary functions moved to and managed from Perth office, with sites focusing on production and costs
- Targeting 10% reduction in gold cash costs against 2002/03 to between $425 - $430/oz
- Financial discipline across all areas of expenditure - operating and capital

SONS OF GWALIA LTD

EXECUTIVE GROUP


NON EXECUTIVE CHAIRMAN
BOARD OF DIRECTORS
MANAGING DIRECTOR
EXECUTIVE GEN MGR RESOURCES
EXECUTIVE GEN MGR FINANCE
EXECUTIVE GEN MGR BUS DEV & MARKETING
EXECUTIVE GEN MGR OPERATIONS
EXECUTIVE GEN MGR SERVICES

SONS OF GWALIA LTD

SONS OF GWALIA - CORPORATE STRATEGY

- Aim to maintain gold production at >500,000oz pa on a sustainable basis
- Operate tantalum mines in most efficient manner to deliver targeted production sufficient to meet contractual obligations
- Generate strong and consistent cashflow and margins from our Gold and Tantalum businesses
- Continue to develop the market for both tantalum and lithium and maintain market share, and
- Continue to explore for, discover and increase our gold and tantalum resources

SONS OF GWALIA LTD

2003 Annual General Meeting Presentation

s, David Paull


antalum is far
three key
rich balance sheet
2003-04 year
CASHFLOW,
VALUE


SONS OF GWALIA
SONS OF GWALIA LTD

GWALIA

JP MORGAN GLOBAL METALS & MINING CONFERENCE

SONS OF GWALIA LTD

Stephen Pearce
Executive General Manager - Finance

17 November 2003

CORPORATE OVERVIEW & BACKGROUND

SONS OF GWALIA - A DIVERSIFIED MINER

- Advanced Minerals Division
  - world class tantalum business +50% of world demand
- Gold Business
  - third largest Australian domiciled gold producer
- Market capitalisation = A$650 million
- Annual revenues = +A$500 million pa

A diversified resources company focused on earnings underpinned by margins

SGW SHARE PRICE MOVEMENT - A$



4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
15/11/02
15/12/02
14/01/03
13/02/03
15/03/03
14/04/03
14/05/03
13/06/03
13/07/03
12/08/03
11/09/03
11/10/03
10/11/03

MINES AND EXPLORATION PROJECTS



Wodgina
Tarmoola
Sons of Gwalia
Carosue Dam
Southern Cross
Greenbushes
Leonora Region
Laverton Region
Southern Cross Region
Murray Basin JV
Women
Commodity
Gold
Tantalum
Mineral Sands
Other
Mine
Exploration Projects
Active
Farmed Out

KEY FINANCIAL RESULTS

JPMorgan Global Metals & Mining Conference
17 November 2003
Stephen Pearce

GWALIA

KEY FINANCIAL STATISTICS

ITEM	Statistic
Sales Revenue	$604.1 m
EBIT	$52.7 m
EBITDA	$11[illegible]7 m
Profit after Tax	$34.5 m
Significant Items after Tax	$9.3 [illegible]
Cashflow from Operations (pre Exploration/Interest)	$64.7 m
Net Debt / Debt + Equity	30.5 %
Return on Equity	5.6 %

SONS OF GWALIA LTD

SEGMENT RESULTS EBIT



$'m
90
80
70
60
50
40
30
0
• REDUCED MARGINS
• OPERATING PROFILE
80.0
57.7
• GRADE
• SUBGRADE
21.9
13.9
Gold
Advanced Minerals
■ FY 2002/03
■ FY 2001/02

SONS OF GWALIA LTD

CASHFLOW - FULL YEAR

	FY2002/03 $'m	FY 2001/02 $'m
Operational Cashflow	64.7	91.4
Exploration / Interest	(39.0)	(33.8)
Cash from Operations	25.7	57.6
Capital	(17.6)	(90.8)
Mine Development	(75.5)	(40.4)
	(67.4)	(73.6)
Dividends	(9.7)	(29.1)
Other	34.3	87.4
Net Cashflow	(42.8)	(15.3)

SONS OF GWALIA LTD

CASHFLOW - HALF YEAR

	2nd Half $'m	1st Half $'m
Operational Cashflow	65.9	(1.1)
Exploration / Interest	(18.6)	(20.4)
Cash from Operations	47.3	(21.5)
Capital	(6.6)	(11.1)
Mine Development	(22.9)	(52.6)
	17.8	(85.2)
Dividends	-	(9.7)
Other	22.9	11.4
Net Cashflow	40.7	(83.5)

Operating Cashflow ⇧ $65m and EBIT ⇧ $12m
Debt reduction 2nd half $50m ($40.7m + $10m cash drawdown)

SONS OF GWALIA LTD

BALANCE SHEET - 30 JUNE 2003



$'m
1500
1350
1200
1050
900
750
600
450
300
150
0
Current Assets
Non-Current Assets
Debt
Other Liabilities
Equity

Highlights

- Net debt of $284m
- Net debt / debt + equity of 30.5%
- Recognition of FX hedging $77.5m (AASB)

SONS OF GWALIA LTD

SGW SHARE PLACEMENT

- 19m shares at A$3.35 = A$63.65m
- Placed with Australian and Overseas institutions
- Priority given to existing SGW institutional shareholders
- 10% discount to closing market price on the record date 14th October 2003
- Share Purchase Plan @ $3.35/share

SONS OF GWALIA LTD

JPMorgan Global Metals & Mining Conference
17 November 2003
Stephen Pearce

GWALIA

BALANCE SHEET IMPACTS

The Company has utilised the funds received to:
- pay down shorter term bilateral facilities
- maintain credit facilities to provide working capital if required
- the remaining debt is the US$170m long term Senior Private Notes
- significant improvement on 31 December 2002
- helps de-risk the business and provides greater flexibility

SONS OF GWALIA LTD

GOLD DIVISION COST PROFILE BASED ON 2002/03 ACTUAL EXPENDITURE



Haulage 5%
Processing 20%
TARGETED COST REDUCTION
Mining 61%
Admin 5%

SONS OF GWALIA LTD

NEW OPERATING MODEL

- Ancillary functions moved to and managed from Perth office, with sites focusing on production
- Targeting 10% reduction in gold cash costs against 2002/03 to between $425 - $430/oz.
- Financial discipline across all areas of expenditure - operating and capital
- 3 Key Business Improvement Programs:
  - Resource Data Management
  - Production Data Management
  - Commercial Processes and Systems

SONS OF GWALIA LTD

FOREIGN EXCHANGE HEDGING - 30 JUNE

	US$m			
	FY2004	FY2005	FY2006	FY2007-09
Forwards	73.4	4.0	44.1	248.1
US$ Calls	30.5	25.0	-	34.0
Total Commitments	103.9	29.0	44.1	282.1
Contingent Positions	48.4	187.6	84.6	-
	152.3	216.6	128.7	282.1
Average Exchange Rates	0.6950	0.6900	0.7100	0.7050

Overall reduction of US$475m in FY 2002/03

SONS OF GWALIA LTD

FOREIGN EXCHANGE HEDGING

- US$ revenues sourced from tantalum, lithium, gold and mineral sands
- Policy remains to secure revenue streams
- Hedge book consists of committed positions (forwards and calls) and contingent positions (may/may not exist depending on future FX rates)

Contingent Positions	Barrier Level	FY2004	FY2005	FY2006
Sold amount (US$m)	0.57-0.59	20.0	76.0	20.0
Sold amount (US$m)	0.62-0.65	28.4	111.6	64.6

SONS OF GWALIA LTD

GOLD HEDGING - STRATEGY

- Ongoing review / management to take advantage of movements in the A$ gold price
- Policy remains to secure revenue streams

Sons of Gwalia Gold Hedging Summary

		A$ Contracts	US$ Contracts	Total
Put Options	oz	2,002,229	Nil	2,002,229
Convertible Puts / Forwards	oz	209,760	Nil	209,760
Forward Sales	oz	891,355	100,000	991,355
Average Hedged Price/oz	$	583	368	-

Total Gold book reduced by 1.7m oz in 2002/03 which included Commitments of 1.2m oz

SONS OF GWALIA LTD

JPMorgan Global Metals & Mining Conference
17 November 2003
Stephen Pearce



GOLD DIVISION
SONS OF GWALIA LTD



LOCATION OF GOLD OPERATIONS
WA
Laverton
Southern Cross
0
500 km
SONS OF GWALIA LTD



YILGARN LAND BANK
200km
Perth
YILGARN CRATON
• 150Moz gold produced
• 6Moz p.a. production
• 165Moz resources
• 10% global exploration expenditure
SGW has 5,800km² ground position
Greenstone Belt
Yilgarn Craton
SGW Tenement
Gold Deposits >3Moz
SONS OF GWALIA LTD



GOLD PRODUCTION AND CASH COSTS
Ounces
600,000
500,000
300,000
200,000
100,000
0
A$/oz
500
450
400
350
300
250
200
150
100
50
0
2001
2002
2003
2004 Forecast
SONS OF GWALIA LTD



GOLD PRODUCTION
Ounces
600,000
500,000
400,000
300,000
200,000
100,000
0
2000
2001
2002
2003
2004 Forecast
Southern Cross
South Laverton
Leonora
2004 CASH COSTS @ A$425/oz
SONS OF GWALIA LTD



SOUTHERN CROSS REGION
Golden Pig
Cornishman
Marvel Loch
Yilgarn Star
Blue Haze
100km
25km
Plant & Mine
Satellite Mine
SGW Tenements & JVs
Gondwana Alliance
Greenstone Belt
Granite
5,000km² of prospective ground
Central 2.5Mtpa processing facility
Multiple open cut & underground ore sources
SONS OF GWALIA LTD

JPMorgan Global Metals & Mining Conference
17 November 2003
Stephen Pearce

GWALIA

SOUTHERN CROSS STRATEGY

- Securing cashflow from previous investments
- Improving quality by developing fewer higher margin deposits



217,019
210,000
Attributable 200,77 toz
Attributable 175,000oz
200,000
150,000
100,000
50,000
0
Ounces
Cornishman
Yilgarn Star
Golden Pig
Marvel Loch
2002/03
2003/04

SONS OF GWALIA LTD

MARVEL LOCH PROPOSED UNDERGROUND MINE - Long Section



South Pit
Centre Pit
North Pit
Boulder Lode
South Exhibition Lode
Firelight Lode
Undaunted Lode
Tunnel Portal
LIMIT OF RESOURCE MODELLING
16m@31.10g/t Au
12m@22.40g/t Au
5m@16.70g/t Au
8.2m@6.20g/t Au
250m
g.m Gold
1 - 2
2 - 5
5 - 15
15 - 30
> 30

SONS OF GWALIA LTD

MARVEL LOCH MINE

- Comprehensive geological review underway
- Drilling from underground to extend reserves + 500m
- Second stage to drill to 750m
- Underground production initially 1Mtpa

SONS OF GWALIA LTD

SOUTH LAVERTON REGION



Sunrise Dam
Red October
Safari
Deep South
100km
Porphyry
Twin Peaks
Carosue Dam
Laverton Tectonic Zone
Plant & Mine
Satellite Mine
Resource
Prospect
SGW Tenements
Greenstone Belt
Granite
25km

- 3,000km² tenements
- Large 2.3Mtpa mill
- Excellent opportunities to add value through satellite operations
  - Safari Bore
  - Deep South
  - Red October

SONS OF GWALIA LTD

SOUTH LAVERTON STRATEGY



200,000
150,000
100,000
50,000
0
Ounces
139,947
175,000
Lawlers
Karari
Twin Peaks
Safari
2002/03
2003/04

- Accumulation of large ground position complimented by infrastructure
- Development of Safari, Twin Peaks and Red October

SONS OF GWALIA LTD

RED OCTOBER - LONG SECTION



South
North
14m@20.65g/t Au
17m@14.53g/t Au
7m@36.85g/t Au
8m@25.11g/t Au
11m@24.98g/t Au
250m
g.m Gold
1 - 5
5 - 10
10 - 20
20 - 50
> 50

SONS OF GWALIA LTD

JPMorgan Global Metals & Mining Conference
17 November 2003
Stephen Pearce

GWALIA

LEONORA REGION



50km
Wonder
Tarmoola
Sons of Gwalia
Gwalia Deeps
Plant & Mine
Satellite Mine
Resource
Granite
Greenstone Belt
N
25km

- 2,200km[2] of prospective ground
- The Sons of Gwalia mine and mill to close in December quarter
- Gwalia Deeps 1.6Mozs at pre-feasibility status
- Tarmoola mine under review

LEONORA STRATEGY



237,036
200,000
150,000
100,000
50,000
0
Ounces
Wonder North
Tarmoola
160,000
Tarmoola
2002/03
2003/04

- Reduced production due to Sons of Gwalia mine going on care and maintenance
- Ongoing review of Tarmoola mine
- Review of alternatives for Gwalia Deeps

TARMOOLA PIT



North Pit
Canyon Granites
North 5 South
South Pit
10 400 Shoot
500m

TARMOOLA PIT

- Current mine life to December 2007
- Drilling within and around pit
- Investigating larger pit concept
- *Mill expansion study*

GWALIA DEEPS

- Pre-feasibility study supports economic viability
- JV proposals received to date not attractive vs 100% ownership
- *Scoping study to assess extension of decline as an alternative to a shaft*



GWALIA DEEPS CONSIDERATIONS

- Extending the decline from 375m to 1,200m and use new decline road train technology
- Mining Intermediates to assist in funding the decline
- Surface drilling two holes to extend Deeps mineralisation a further 400m

JPMorgan Global Metals & Mining Conference
17 November 2003
Stephen Pearce

GWALIA

EXPLORATION AND GROWTH PROSPECTS



LEONORA
- Tarmoola
- Gwalia Deeps

SOUTH LAVERTON
- Safari/Deep South trend
- Red October Underground
- Carosue Mine Corridor

SOUTHERN CROSS
- Marvel Loch Underground
- Southern Cross Environs

BUDGET OF A$15M pa

ADVANCED MINERALS

ADVANCED MINERALS DIVISION


Wodgina
Greenbushes
Murray Basin JV

ADVANCED MINERALS DIVISION SUMMARY

- Includes tantalum, lithium and mineral sands businesses
- Another successful year with earnings before interest and tax of $57.6 million
- Result achieved through record tantalum and lithium sales of 2.14M lb and 122,000t respectively
- Future outlook for business dependent on health of global economy

WHY IS TANTALUM VALUABLE?

- Soft, ductile
- High melting (2,997°C) and boiling points (5,425°C)
- Low co-efficient of thermal expansion
- Excellent capacity to store and release electrical charge
- Exceptional resistance to corrosion



ADVANCED MINERALS DIVISION
A WORLD CLASS TANTALUM BUSINESS


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Lbs Ta2O5
80%
70%
60%
50%
40%
30%
20%
10%
0%
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Tantalum Sales (lbs Ta2O5)
% of World Needs

JPMorgan Global Metals & Mining Conference
17 November 2003
Stephen Pearce

GWALIA


TANTALUM MARKET
Ingot 9%
Scrap Metal 4%
Powder 49%
Chemicals 11%
Carbides 13%
Mill Products 14%
Electronics Sector - Solid volume growth soaking up inventories of raw materials
Tantalum sales underpinned by fixed price and quantity contracts to 2005
SONS OF GWALIA LTD


Consumer A/V 17%
Telecom (Consumer) 23%
Telecom (Infrastructure) 7%
Automotive 9%
SONS OF GWALIA LTD


TANTALUM SUPPLY CHAIN
Sons of Gwalia +50%
TANTALUM CONCENTRATE
METAL POWDERS - WIRE - OXIDES
HC Starck/Bayer GP
Cabot Corp
85%
China - 10%
Other - 5%
CAPACITORS - ALLOYS
Kemet, AVX, Vishay, General Electric, etc.
ELECTRONICS TELECOM AEROSPACE TURBINES
Sony, Toshiba, Nokia, Ericsson, Motorola, Samsung, LG, Acer, Matsushita, Panasonic, Intel, IBM, Dell, Compaq
SONS OF GWALIA LTD


WODGINA
Anticipate production of ~1.0 million lbs for 2002/03
Operating at 90% of nameplate capacity - annualised at 1.3 million lbs
Zero based cost restructuring program continues
Now the largest lowest cost hard rock tantalum mine in the world
SONS OF GWALIA LTD


GREENBUSHES
Anticipate production ~1.0 million lbs for 2002/03
Zero based cost restructuring program largely completed
Underground development deferred (may bring on incrementally)
Lithium business operating at record levels
Now the second largest hard rock tantalum mine by production
SONS OF GWALIA LTD


MAJOR TANTALUM MINES - CAPACITY 2003
'000 lbs per annum
Wodgina
Greenbushes
DOMINANT PRODUCTION POSITION
SONS OF GWALIA LTD

JPMorgan Global Metals & Mining Conference
17 November 2003
Stephen Pearce

GWALIA

KEY OPERATING ISSUES & OPPORTUNITIES

- Ongoing cost efficiencies
- Recoveries
- Broader tantalum market

SONS OF GWALIA LTD.

SUMMARY

SONS OF GWALIA LTD

SONS OF GWALIA - CORPORATE STRATEGY

- Aim to maintain gold production at >500,000oz pa on a sustainable basis
- Operate tantalum mines in most efficient manner to deliver targeted production sufficient to meet contractual obligations
- Generate strong and consistent cashflow and margins form our Gold and Tantalum businesses
- Continue to develop the market for both tantalum and lithium and maintain market share, and
- Continue to explore for, discover and increase our gold and tantalum resources

SONS OF GWALIA LTD

SONS OF GWALIA LTD - SUMMARY

- Company owns world's largest reserve of tantalum, is far the largest producer with 55% of the market
- One of Australia's largest gold producers with three key gold belts
- Look to carry improvements into the 2003-04 year

TARGETING IMPROVED CASHFLOW, EARNINGS AND VALUE

SONS OF GWALIA LTD


SONS OF GWALIA
SONS OF GWALIA LTD

SONS OF GWA_IA LTD
ACN 008 994 287

GWALIA

04 JAN 28 AM 7:21

26 November 2003
031126-2,213,505:tcl

The Manager Announcements
Companies Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
Sydney NSW 2000

Lodged via ASX Online

Dear Sir

APPENDIX 3B

Attached please find the necessary Appendix 3B, New Issue Announcement, Application for Quotation of Additional Securities and Agreement Form for 2,213,505 new fully paid ordinary shares.

These shares are issued as a result of Sons of Gwalia Ltd's Share Purchase Plan announced 14 October 2003 and closed 19 November 2003.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Stephen Pearce
Company Secretary

Att

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONS OF GWALIA LTD

ABN

008 994 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY FULLY PAID SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,213,505
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES Initial issue of shares subject to the Share Purchase Plan announced 14 October 2003 and closed 19 November 2003.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$3.35
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To repay debt.
7	Dates of entering +securities into uncertificated holdings or dispatch of certificates	26 November 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	187,970,693	ORDINARY FULLY PAID SHARES
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	650,000	$7.57 EXECUTIVE OPTIONS EXPIRING 14/11/06

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	RANKED EQUALLY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Dispatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

CHAIRMAN'S ADDRESS TO BE DELIVERED AT THE COMPANY'S ANNUAL GENERAL MEETING ON 14 NOVEMBER 2003

FINANCIAL PERFORMANCE

For the financial year ended 30 June 2003, the Company reported a net operating profit after tax of $34.5 million.

For the first time in some years, the Company's net operating profit after tax decreased compared to the previous year. The main reasons for the decline in profit centred around -

(i) a relatively poor performance from the Company's Gold Division,

(ii) increased depreciation and amortisation expenses and lower margins from the Company's tantalum operations, and

(iii) increased interest on borrowings and other corporate expenses.

However, the result for the second half of the financial year improved on the first half, both in terms of EBIT and operating cash flow.

DEBT

As you know, the Company made a placement of fresh equity on 14 October 2003 thereby raising $63.65 million dollars.

BALANCE SHEET IMPACTS

The Company has utilised the funds received to pay down our shorter term bilateral facilities. We have also maintained the credit facilities under the various bilateral agreements with our banks which provide us with working capital requirements if we require them in the future.

The Company's only remaining debt will therefore be our US$170 million long term Senior Private Notes.

As part of the Placement, there is also a Share Purchase Plan ("SPP") currently before all shareholders. The SPP closes on the 19th of November 2003.

We anticipate having quite reasonable cash balances on hand at 30 June 2004 plus the working capital facilities I referred to which will be undrawn.

Since 31 December 2002, we have executed a number of very positive structural changes to our Balance Sheet in relation to debt, foreign exchange and gold hedging, credit facilities and cash liquidity. This is obviously a very significant improvement on the previous position.

DIVIDENDS

As previously advised, the Directors resolved not to pay a final dividend for the financial year. However, the Directors continue to maintain the Company's long-standing policy of paying dividends and will deliberate regularly to try and ensure a reasonable balance between the payment of dividends to shareholders and the requirements for capital, debt repayment and other Balance Sheet and capital requirements.

SHARE PRICE PERFORMANCE

As you are well aware, the Company has been through a difficult period during the financial year just completed which resulted in a substantial fall in the market capitalisation of the Company.

However, the Company's share price has improved significantly since the date of the last General Meeting and, in particular, over the last six months.

Whilst the trend is comforting to both the shareholders and the Board, the obvious objective is to continue to increase the Company's share price primarily through a better performance in all areas of our business.

Some of the issues during this period that the Company continues to address and improve upon included those associated with our Balance Sheet and the performance of the gold operations.

GOLD

Turning firstly to our Gold Division.

Despite the fact that gold production for the year was a record 577,702 ounces, the performance of our Gold Division in the 2002-2003 financial year was unsatisfactory. This was primarily due to the cash costs of production significantly exceeding budget estimates. This resulted in lower than expected operating cash flows and earnings.

We have invested heavily in our Gold Division over the last two years. However, in some cases, these investments have not provided us with an appropriate return.

As a consequence, a great deal of effort has gone into the gold side of our business in the last six - nine months with particular focus on improving the operational management of the business, better definition of quality resources, an ongoing business improvement programme to reduce costs and much tighter control over capital invested in the development of our gold assets.

The result has been greater consistency on a day to day basis in the performance of all three mines, a reduction in costs and a more certain future, in general terms, for our gold business.

For the 2004 financial year, we are forecasting gold production of approximately 520,000 - 530,000 ounces and we also anticipate an improvement in both our costs of production and earnings from the Gold Division.

Leonora

Gold production from the Leonora region for the financial year totalled 237,036 fine ounces. Forecast gold production for the 2003 - 2004 year will be approximately 160,000 ounces. This decrease, compared to the previous year, is due to the closure of the Sons of Gwalia underground operations next month.

The Company was founded on the Sons of Gwalia Mine near Leonora and, after 20 years of operation, this mine will be placed on care and maintenance shortly. The mine has now produced approximately 1.5 million ounces for the Company and over 4.0 million ounces over its life, which started in 1896, making it one of Western Australia's great gold orebodies.

Despite the mine being placed on care and maintenance, the Company is hopeful that the Gwalia Deeps project can be developed in the future. An additional resource of approximately 1.6 million ounces is contained in the Deeps project and a Scoping Study is currently being carried out which is investigating the extension of the existing decline rather than a new vertical shaft as a means of accessing the resource at depth.

The Tarmoola Mine will contribute approximately 130,000 ounces for the 2003-2004 year.

Keith Watkins, our Executive General Manager - Resources, will talk about Tarmoola shortly.

Southern Cross

At Southern Cross, gold production produced an excellent 217,000 ounces and is forecast to produce a similar total in the 2004 financial year of which the Company's share will be 185,000 ounces.

The development and success of the Marvel Loch underground project is critical to the long term future of this region. The development of the South Pit extension and the underground decline have progressed satisfactorily and will facilitate access for the diamond drilling of the underground potential of the mine.

South Laverton

At South Laverton, gold production totalled approximately 140,000 ounces for the year. Production in the 2003-2004 year is expected to increase significantly to approximately 180,000 ounces as a result of mining and treating higher grade ore from the Twin Peaks and Safari open pit mines.

EXPLORATION

The Exploration Group has been restructured with the regional exploration and minesite resource development groups being combined. All of the Company's exploration activity will now be managed within one group structure which will provide sharper focus on the Company's key opportunities to increase its resource base.

Dr Keith Watkins has recently been appointed Executive General Manager - Resources having been promoted from his previous position of General Manager - Exploration.

I would now ask Keith to provide us with a brief overview of our resource and exploration programmes for the 2004 year.

TANTALUM

Turning now to our tantalum business.

Our Advanced Minerals Division includes our tantalum, lithium and mineral sands businesses. This division had another successful year with earnings before interest and tax of $57.6 million. This result was achieved through record sales of both tantalum and lithium.

In simple terms, the success of our tantalum business is, to a great degree, dependent on the global tantalum market which, in turn, depends upon the health of the global electronics industry.

During 2001 and 2002, the global electronics industry suffered a very serious downturn in an area which constitutes a significant proportion of global tantalum demand. Fortunately, the Company had in place contracts with its major customers to purchase tantalum at reasonable prices which has under-pinned the earnings from this Division in both the 2002 and 2003 financial years.

The positive news is that the global economy, and the United States in particular, is showing increased signs of economic improvement and this, in turn, has flowed through to the electronics sector. We are confident of improving economic conditions in the United States, Europe and selected parts of the Asia-Pacific region over the next year or two and we are hopeful that this will provide increased demand for tantalum and for the Company's products.

However, there is still evidence of excess inventory positions, particularly in the area of tantalum powder, which will need to be absorbed before demand and prices for new material improve to any great degree.

Over the last twelve months the Company's market share for tantalum has been maintained at approximately 55-60 per cent of global demand.

The Company anticipates selling in excess of two million pounds of tantalum concentrates a year pursuant to agreements with our customers which currently extend until 31 December 2005.

The Company has the capacity to produce three millions pounds of tantalum and is therefore in an excellent position to optimise and maximise the investment in our tantalum business when market conditions improve.

We are also very conscious of maintaining costs for our product which are competitive and distinguishes the Company from its competition. Over the next six months a substantial review will therefore be conducted with the objective of identifying areas where the Company can move to reduce our costs and to maintain supply of a high quality product at competitive pricing levels.

I will now ask David Paull, our Executive General Manager, Business Development and Marketing, to give you a brief presentation on the current uses of tantalum and, in particular, its use in the electronics sector.

MINERAL SANDS

In the mineral sands business, the Company's strategy (when we originally invested in these projects) was to consolidate the mineral sands resource base in the Murray Basin. This was not successful due to the inability to consolidate all of the resources in the region. As a result, the Company sold its direct 25 per cent equity in the Gingko / Snapper deposit in 2002 to BeMaX Ltd and recently decided to amalgamate and consolidate our remaining minerals sands assets with RZM Cable Sands and BeMaX.

This will see BeMaX consolidate and hold all of the Murray Basin assets while also acquiring the operating business of RZM Cable Sands in Western Australia.

Assuming the above transactions are completed early in the 2004 calendar year, the Company will then hold a significant equity in BeMaX Ltd which will move towards developing its Gingko project in the Murray Basin along with the ownership of RZM Cable Sands. This will make BeMaX one of Australia's larger mineral sands producers.

GOLD AND FOREIGN EXCHANGE HEDGING

An area where the Company has improved its position significantly during the year is in our gold and foreign exchange hedge books.

The Company's foreign exchange hedge book has been substantially improved due to ongoing re-structuring of our positions, deliveries over the year into the book and an increase in the value of the Australian dollar as against the US dollar.

During the financial year, the Company reduced the total of its foreign exchange hedge book by US$475 million. In addition, up to US$260 million of current commitments may be extinguished if the current exchange rate is maintained over the next eighteen months.

The Company also has a long-standing policy of hedging its gold production. Delivery prices this year are estimated at $595 an ounce as against the current spot price of approximately $545 an ounce.

The Company has achieved an excellent structural position in our gold book in the sense that a large proportion of our hedge book is in the form of Put Options. This enables the Company to decide whether to deliver the gold at the prices contracted under these Put Options or whether to not exercise these Put Options and take advantage of higher spot prices, if and when they occur.

As advised on a number of occasions, the Company has no margin calls on either its foreign exchange or gold hedge books.

HEALTH AND SAFETY

The Company's safety performance improved in all areas over the financial year and we will work hard in the coming year to improve it even further. The health and safety of our employees is fundamental to our business and we will continue to set ourselves challenging targets and maintain the highest standards possible.

ENVIRONMENT

Similarly, our environmental performance during the year improved. We continued to develop and implement our Environmental Management System which focuses on a series of operating standards and guidelines.

The Company was recently rated as the leader in Australian gold and precious metal companies under the Monash University Sustainability Enterprise Benchmarking Study.

CORPORATE RE-STRUCTURING AND OPERATING MODEL

During the June quarter, the Company announced a significant restructuring of both the Gold and Head Office operating structures with the introduction of a new Operating Model. In general terms, many of the ancillary functions at the gold minesites will now be managed from Perth Office which will allow the operating sites to concentrate on their core function of production, control of their costs and careful management of capital expenditure in the future.

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT TEAM

As previously advised, the Company has been pursuing the recruitment of key senior Executives, a Managing Director and new independent Directors to our Board. Some of these positions have taken longer than anticipated to fill and have also been delayed by issues such as the placement in October.

It is important that we engage the best people to manage and direct our business, both at a management level and on the Board, so we will take the time to ensure that we do secure quality personnel in a period when the resource sector demand for people is strong and robust.

However, the structure of our new Executive Management team has now been completed with new appointments and promotions.

The search for a Managing Director and new independent Directors is reasonably well advanced and we are hopeful that announcements can be made in relation to these positions prior to the end of the calendar year.

Following these appointments, I will also step down as the Executive Chairman of the Company.

CORPORATE STRATEGY

So - looking forward - we will

- Aim to maintain gold production of at least 500,000 ounces a year on a sustainable basis,

- Operate our tantalum mines in the most efficient and profitable manner to deliver targeted tantalum production sufficient to meet our contractual obligations;

- Generate strong and consistent cashflow and margins from both its Gold and Tantalum businesses;

- Continue to develop the market for both tantalum and lithium and maintain market share; and

- Continue to explore for, discover and increase our gold and tantalum resources.

SUMMARY

In summary, the Company owns the world's largest reserves of tantalum, is by far the largest producer and holds approximately 60 per cent of global market share.

We are also one of Australia's largest gold producers with ownership of significant reserves and resources and three of the key gold belts in the Australian gold mining industry.

Significant improvements have taken place over the last six - twelve months, particularly in the area of debt reduction, Balance Sheet strength, cash liquidity and our gold operations. However, and as I have said previously, the challenge for the Company is to carry the improvements we have seen over the past six to nine months into the 2003-2004 financial year and beyond.

Despite the difficulties we have experienced this year, I want to assure you that we have a committed and dedicated staff, both at Perth Office and the Minesites, who have worked very hard under difficult conditions. On behalf of the Board, I wish to thank them, and our consultants, for their effort and commitment, which I am sure they will maintain in the future.

Peter Lalor
Executive Chairman

14 November 2003

Appendix 1

ANNUAL GENERAL MEETING
14 NOVEMBER 2003

"KEITH WATKINS"

INTRODUCTION

As Peter has said, the previous exploration groups have been restructured and combined into one team, which is now focussed on the best prospects across all of the Company's assets.

As part of the restructure, a team of specialist geoscientists has been established in Perth with responsibility for data analysis and targeting – this will be a significant advantage in identifying the best opportunities for new resources going forward.

The Company's strategic focus in exploration over the next 12-18 months will be on resource extensions at our mines. We will also drill some high-potential, early stage prospects.

Today, I'm going to identify the Company's key targets in the Southern Cross, Leonora and South Laverton gold belts and I'll describe one or two targets from each project. The emphasis will be on resource extensions, but I'll also talk about a few early stage targets.

SOUTHERN CROSS REGION

In the Southern Cross region, the key targets are at Marvel Loch and Golden Pig. The potential for resource extensions in a number of historic mines in the Southern Cross Gold Camp, an area which has produced over 2Moz gold; and at the Yilgarn Star mine, is also being reviewed.

I'll now talk about the work we're doing at Marvel Loch and Golden Pig.

MARVEL LOCH

This slide is a long-section through the Marvel Loch Gold Mine with high-grade shoots shown in red. The mine has produced about 1.3Moz of gold to a depth of 250 metres.

Ore reserves in the bottom of South Pit will be accessed via a tunnel, shown as the grey lines on the slide, with underground mining to commence late this year beneath the North pit, accessed via a decline from the South Pit tunnel.

An underground drilling program will start next week to extend and define resources from 250 to 500 metres below surface. Including existing resources, there is potential for about one million ounces of gold in this depth interval. These resources will form the basis for future underground mining at Marvel Loch. Next year we plan to extend the drilling program to target new resources between 500 and 750 metres below surface.

This slide illustrates the drilling program in plan view. It shows the Marvel Loch open cut, the three lode systems in red, and the current underground development from which the drilling program will take place.

GOLDEN PIG

The other main target in this region is at the Golden Pig underground mine near Southern Cross, which has produced 450,000oz of gold at a grade of 6g/t. This slide shows an aerial view of the mine with the underground lodes projected to the surface and shown in red.

There are two types of exploration targets here, which are currently being drilled. The first consists of a number of lode extensions, both along strike to the north and within the mine where the initial target is 80,000–100,000oz in new resources.

The second target is the depth extensions of the mine. This is a relatively shallow underground mine with the deepest workings around 250 metres below surface. There is potential for high-grade lodes beneath the mine and the holes shown in blue are designed to investigate that potential - initially, to a depth of 400 metres below surface.

LEONORA REGION

In the Leonora region, our key targets are at Tarmoola and Kailis. We are also evaluating the potential for new resources immediately adjacent to both the Tarmoola and the Sons of Gwalia mines. I'll now describe the work in progress at Tarmoola.

TARMOOLA

Exploration here is focussed on evaluating the viability of a pit much larger than that currently being mined. The large pit concept involves mining about 20 to 25 million tonnes of ore, with a potential increase in milling rate and a consequent increase in annual gold production.

To optimize the economics of this model, drilling is underway in and around the conceptual larger pit, with the aim of increasing the tonnage of ore available, reducing the strip ratio and enhancing the overall return.

Three areas, which are shown on the slide, have been identified where this may be possible and a 10,000 metre drilling program is underway which will be completed in December. Resource modelling and mine optimization studies will follow to determine if this model can form the basis of a viable mine plan.

SOUTH LAVERTON REGION

In the South Laverton region, our key targets are the Carosue Dam Mine Corridor, Safari depth extensions, Porphyry and Red October.

I'll describe some of the early stage targets in the Carosue Dam Mine Corridor to give you a flavour of the potential of this type of target.

CAROSUE DAM MINE CORRIDOR

This slide shows an aeromagnetic image of the Carosue area along with our drilling database. Analysis of this area has identified a prospective zone about 25km long – shown by the blue outline on the slide.

This zone contains all of the known deposits in the belt which are labeled in yellow – prior to mining these deposits contained resources of over 2 million ounces of gold.

The northern part of the belt has been less well explored than the southern part, as can be seen by the difference in drilling density shown on the slide.

Reconnaissance drilling has identified gold mineralisation in two areas – at Memphis and Twin Peaks North - where there has been little previous drilling over strike lengths of 2-3km.

These targets are in structurally favourable positions for gold mineralisation and will be tested by drilling in the next few months.

SUMMARY

In summary, we have several compelling resource extension targets in each of our gold projects, which will be the focus of our exploration program this year.

These have the potential to substantially increase the resource base of the Company.

We also have a number of high quality early stage targets which could generate substantial new discoveries.

Appendix 2

ANNUAL GENERAL MEETING
14 NOVEMBER 2003

"DAVID PAULL"

Thank you Peter. What I would like to do today is to give shareholders a drill-down look at where tantalum is used in electronics so that you can relate to the electronic products that you have in the office or at home. The fact is that if your product was made in the last 2-3 years, then there is a better than even money chance that the tantalum used in the tantalum capacitors in those units came from either Greenbushes or Wodgina.

Why is Tantalum Valuable?

Tantalum is a relatively high-value per weight strategic metal. It is ductile in its metallic form, which makes it a good metal to work with. It also has high melting and boiling points, which lends itself to use in high temperature applications, particularly as it also has a low coefficient of thermal expansion.

Most importantly, it has the best capacity of any material known to store and release electrical charge per surface area, which makes it a perfect capacitor material. It also exhibits exceptional resistance to corrosion.

Tantalum Market Uses

These attributes see tantalum used in a variety of applications. However, its use in electronics, in particular in the powder form, constitutes tantalum's most important end-use. The electronics sector, both in terms of wire and powder, consumes more than half of tantalum global production.

Where Tantalum Capacitors are Used

Tantalum powder is used as an anode material in the construction of a tantalum capacitor. Capacitors are small devices on circuit boards of electronic componentry, which regulate the flow of energy through the circuit board and the active components such as semi-conductors.

Tantalum capacitors, as opposed to ceramic and aluminium capacitors, are higher value, high performance components, which are used in various applications where reliability, size and heat make it the preferred technical option.

Tantalum capacitors are used in computers, both laptop and desktop, where they are regularly found on motherboards, particularly for the high-end servers. It has a growing applications in motor vehicle electronics. It is also extensively used in telecommunications, both mobile communications such as mobile phones and mobile phone base stations and other telecoms infrastructure.

The consumer area, particularly digital video recorders, digital cameras and game consoles, has been an area of significant growth over the last 12 months and this area has been leading the electronics sector out of its recession.

I would now like to show you some examples of where you find tantalum capacitors in electronics that you may use every day.

AVX - Design Opportunities, Mobile Devices

The new wave of 3G phones, which are currently being promoted in an increasing number of markets have significantly enhanced functionality with colour LCD displays, video recording and playback, MP3 music and always online capabilities. These units have a higher number of tantalum capacitors than the current generation of 2G phones.

This example provided by AVX, which is one of the world's largest capacitor manufacturers, shows a Fujitsu 3G phone, which has 12 R Case sized tantalum capacitors in its design. There would also be tantalum consumed in a chemical form in a device called a SAW filter, which is required for mobile receivers.

AVX - Design Opportunities, Digital Cameras

Another example is in the consumer area. This graphic again from AVX shows the location of an array of AVX A Case size tantalum capacitors in a digital video camera. This particular unit contains over 100mg of tantalum powder. In general, mobile communications and digital cameras usually use some of the smaller case sizes.

AVX - PC Motherboards, Notebook 2GHz Processor

This slide shows a motherboard for a 2GHz notebook computer. It shows a wide spread use of tantalum capacitors, mostly the larger case size Ds and Es. The contained tantalum in this circuit would be between 3-4g of tantalum.

Bosch – Development of Electronics in the Average Light Vehicle

Automotive applications have been a relatively strong area of growth for tantalum capacitors. In the recent tantalum industry conference, Bosch (the German electronics giant) showed this graph showing the growing proportion of electronics in the value of an average light vehicle. This shows that they are projecting by 2004/05 that 20% of the cost of producing such a vehicle would be in the form of electronics and nearly 15% of that cost is in the semi-conductor packages. This is due to an increasing proliferation of electronics in motor vehicles and a continued movement of electronic systems such as air bags, ABS braking systems from luxury to lower value vehicles.

Automobiles like computers tend to use a significant number of larger case size tantalum capacitors and therefore are higher powder consumers.

Tantalum Capacitors

Sons of Gwalia is the world's largest producer of tantalum concentrates. It's main application is in high-growth sectors in electronics where there is a need for greater capacitance reliability in compact sizes. We see that tantalum capacitors continue to be designed into key circuits so that the devices and machines which rely on these electronics can satisfy end-user demands for:

- More functionality
- Greater reliability
- Smaller and lighter designs

Sons of Gwalia Ltd
ANNUAL GENERAL MEETING - 14 NOVEMBER 2003

Disclosure of Proxy Votes

In accordance with *section 251AA of the Corporation Law, the following information* is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of Sons of Gwalia Ltd at its annual general meeting held on 14 November 2003:

Resolution Number	**Resolution 1** To re-elect Mr P K Lalor as a Director	**Resolution 2** To re-elect Prof M R Richmond as a Director	**Resolution 3** To increase aggregate amount of Directors Fees
Decided by show of hands (S) or poll (P) [1]	S	S	S
Total number of proxy votes exercisable by proxies validly appointed	95,692,511	95,676,938	94,437,633
Total number of proxy votes in respect of which the appointments specified that:			
· the proxy is to vote for the resolution	84,389,656	92,577,225	86,637,173
· the proxy is to vote against the resolution	9,014,892	801,191	6,017,830
· the proxy is open-usable on the resolution	2,287,963	2,298,522	1,683,030
· the proxy is open-conditional on the resolution	-	-	99,600
· the proxy is to abstain on the resolution	78,137	95,706	170,664
. the proxy is open-unusable on the resolution	-	-	458,448
· the proxy has no instruction on the resolution	35,888,151	35,886,155	35,924,891
· the proxy is to be excluded on the resolution	-		
Total votes cast on a poll in favour of the resolution [2]	N/A	N/A	N/A
Total votes cast on a poll against the resolution [2]	N/A	N/A	N/A
Total votes cast on a poll abstaining on the resolution [2]	N/A	N/A	N/A
Total votes exercisable by proxies which were not cast [2]	N/A	N/A	N/A

Stephen Pearce
Company Secretary
Sons of Gwalia Ltd

[1] Indicate whether the resolution was decided on a show of hands or poll
[2] Only complete these additional items if the resolution was decided on a poll

Dated: 14 November 2003

04 ... 23 AM 7:21

H:\TRUDY\DOCS\COMSEC\AGM\2003\PROXY DISCLOSURE.DOC

SONS OF GWALIA LTD
ACN 008 994 287

29 October, 2003
1281:tcl

Companies Announcements Office
Australian Stock Exchange Limited
20 Bond Street
Sydney NSW 2000

Sent via ASX Online

Dear Sir

Please find attached a joint release made today by Bemax Resources NL, Nissho Iwai and Sons of Gwalia Ltd ("the Company") regarding the creation of a major new Australian mineral sands company.

The merger of these assets will generate significant synergies and effectively rationalises the resource base in the northern part of the Murray Basin region.

The Company will hold a significant share holding in the merged group which will have a significant presence in the global mineral sands industry.

For further information please contact David Paull or Stephen Thomas of this office on (08) 9263 5555.

Yours faithfully

Stephen Pearce
Company Secretary

Att

29 October 2003

BeMaX, NISSHO IWAI & SONS OF GWALIA TO MERGE THEIR MINERAL SANDS INTERESTS TO FORM A MAJOR NEW AUSTRALIAN MINERAL SANDS COMPANY

BeMaX Resources NL ("**BeMaX**") (**ASX: BMX**), Nissho Iwai Corporation and Sons of Gwalia Ltd ("**SGW**") (**ASX: SGW**) today signed a Heads of Agreement to merge their Australian mineral sands assets to form a major new Australian titanium dioxide ("TiO_2") feedstock producer.

BeMaX, which owns 100% of the Pooncarie Mineral Sands Project in the Murray Basin, will be the publicly listed entity for the combined assets. Under the merger, the RZM Cable Sands group of companies (100% owned by Nissho Iwai) and 100% of the Murray Basin Titanium Joint Venture ("**MBT**") interests (50% owned by Nissho Iwai and 50% by SGW) will become wholly owned by BeMaX.

The merger agreement will be subject to certain regulatory approvals (including Foreign Investment Review Board (FIRB)). Other merger conditions include due diligence by all parties, as well as the usual prescribed occurrences and material adverse change conditions.

The transaction will create a significant new industry leader in the mineral sands industry consolidating established operations in Western Australia, 100% of the MBT and Pooncarie Projects in the Murray Basin and an extensive exploration and ore resource base.

The merged company will have a significant depth of expertise in the development and operation of mineral sands projects, with a strong production base and will be the third largest producer of TiO_2 feedstock in Australia accounting for 11% of the global traded ilmenite market and 3.5% of global TiO_2. With the development of the Pooncarie Project, these will increase in 2005 to approximately 16% and 6% respectively.

Combined production from existing operations in Western Australia and Murray Basin is in excess of 350,000 tonnes per annum of heavy mineral concentrate (HMC). The new developments underway in WA (the Tutunup and Ludlow Projects) and scheduled in the Murray Basin (the Pooncarie Project comprising the Ginkgo and Snapper deposits) are forecast to increase production to 900,000 tonnes per annum in 2005.

The merged group will have a commanding position in the strategically located Murray Basin, regarded as a world-class emerging mineral sands province. The combined resource base of the group (Murray Basin and WA) will be in excess of 70 million tonnes of contained heavy minerals.

The merged group will be able to leverage off synergies created by combining the various operations and personnel into one organisation to significantly reduce the capital cost of the large scale Pooncarie Project development, including benefiting from established infrastructure at the nearby MBT Wemen operations.

The transaction will be satisfied by a combination of cash and the issue of new shares in BeMaX to Nissho Iwai and Sons of Gwalia. Under the agreement:

- the RZM Cable Sands group of companies will become wholly owned subsidiaries of BeMaX and BeMaX will acquire 100% of the MBT mineral sands business;
- BeMaX will issue shares to Nissho Iwai which will result in it owning a 20.3% interest in the share capital of BeMaX;
- BeMax will issue shares to Sons of Gwalia giving it a further 7.6% interest in the share capital of BeMaX taking its holding to 15.36% in the merged group.

Additional considerations include:

- Deferred payments of A$4.2 million to Nissho Iwai and A$2.16 million to Sons of Gwalia subject to adjustments resulting from final due diligence expected to be completed in early December 2003 payable in cash or shares by September 2004
- The receipt by Nissho Iwai of A$30 million on Completion and issue of a secured note of A$10.5 million (payable 2 years from Completion) leaving BeMaX with an increase in working capital of A$40 million.
- The receipt by Sons of Gwalia of its 50% share of Murray Basin Titanium working capital.

BeMaX is in discussion with several banks with regard to the funding of the initial A$30 million payment.

On completion of the merger, the major shareholders of BeMaX will be:

Name	%
Cristal Australia Pty Ltd (a wholly owned subsidiary of The National Titanium Dioxide Co Ltd) (**Cristal**)[1]	26.99%
Nissho Iwai	20.30%
Sons of Gwalia	15.36%
Imperial One Limited	6.36%
Other existing BeMaX shareholders	30.99%

An attachment provides additional information on the assets and merger partners.

Key benefits of the merger include the creation of a substantial mineral sands group with:

- a significant market capitalisation, strong balance sheet and the ability to access international capital markets;
- a strong existing production base across a diverse portfolio of operations;
- the ability to accelerate development of the Pooncarie Project, one of the most significant new mineral sands projects in the world, at a significantly reduced capital cost through the use of the existing assets and infrastructure;
- the ability to take advantage of other development opportunities in Australia's Murray Basin with control of a world-class resource base exceeding 70 million tonnes of contained heavy mineral;
- increased productivity and reduced operating costs through combined synergies; and
- a significantly enhanced marketing position in the global mineral sands industry through increased production.

The merged company will also be well placed to take advantage of strong medium to long-term outlook for TiO_2 feedstock demand, which is closely linked to world GDP growth. Respected industry analysts, TZ Minerals International Pty Ltd (TZMI) have forecast 2.8% demand growth for titanium minerals in 2003, with similar growth forecast for the following two years and increasing to an average annual growth rate of 3% for the period 2006-2010.

The Murray Basin in particular is expected to emerge as a very significant mineral sands province in the next few years as production from established regions declines.

Approval is required from BeMaX shareholders and a meeting to vote on the proposed transaction will be scheduled at the earliest practical time, currently expected to be early 2004. BeMaX will appoint an independent expert to consider the transactions. BeMaX's largest shareholder, Cristal, has indicated strong support for the merger.

Full details of the transaction will be forwarded to BeMaX shareholders in due course and, assuming the appropriate approvals are received, the transaction is expected to be completed in the March 2004 quarter.

For further information please contact:

Mr Stephen Everett
Managing Director
BeMaX Resources NL
+61 7 3229 4951

Mr Chris Lalor / Mr David Paull
Sons of Gwalia Ltd
+61 8 9263 5555

Mr Steve Mallyon / Mr David Wood
NM Rothschild & Sons
Financial Advisor to Nissho Iwai Corporation
+612 9323 2000

Attachment A

About RZM Cable Sands

Nissho Iwai acquired 100% of the Cable Sands operations in 1990. Cable Sands became Western Australia's first titanium minerals producer in 1956 when the company started mining ilmenite at Bunbury. The current operations comprise:

- various dredge mining and dry mining operations in Western Australia and Victoria;
- a dry mineral separation plant at Bunbury in close proximity (approximately 2km) to port loading and storage facilities, with a nameplate capacity in excess of 700,000tpa of HMC;
- the Tutunup operation the development of which is underway with production equipment currently being located on site and production scheduled to commence in last quarter 2003;
- the Ludlow project which has recently received approval and the development is progressing with production scheduled to commence in first quarter 2004; and
- a portfolio of other development opportunities which are expected to extend the life of the Cable Sands operations through to at least 2010.

RZM Cable Sands is currently the 3rd largest producer of ilmenite in Australia producing 11% of the global traded ilmenite market[2].

About MBT

MBT is jointly owned by Nissho Iwai and Sons of Gwalia. The MBT joint venture operates the Wemen Project in the Murray Basin, a relatively small scale operation with capacity to produce up to 114,000tpa HMC. Exploration activities in the Murray Basin on MBT tenements have increased the contained heavy mineral resource within the MBT project area from 5 million tonnes to approximately 21 million tonnes. The recent discovery of the Ouyen prospect has added a significant quantity of heavy mineral resource to MBT's resource inventory.

About BeMaX

BeMaX Resources NL is an emerging Australian mineral sands company which is listed on the Australian Stock Exchange. BeMaX is developing the large scale 100%-owned Pooncarie project located in the northern Murray Basin.

The Pooncarie Project comprises initially the development of the Ginkgo deposit followed by the nearby Snapper deposit with the combined projects expected to generate a revenue stream of over A$2 billion over a 22-25 year project life.

BeMaX has completed sales contracts with the US-based global titanium pigment giant E.I. due Pont de Nemours & Co Inc (Du Pont) covering the full output of ilmenite, leucoxene and zircon to be produced at Pooncarie. In addition, the National Titanium Dioxide Company Ltd (Cristal) of Saudi Arabia has signed off-take agreements covering a significant proportion of the planned annual rutile production from the project.

Cristal, a privately owned group which is the leading producer of titanium pigment in the Middle East Region, is BeMaX's largest shareholder.

BeMaX also controls over 40 million tonnes of contained heavy mineral within various tenements in the Murray Basin, representing a significant future development opportunity.

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

04 JAN 28 AM 7:21

22 October 2003
1279:tcl

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 200

Lodged via ASX Online

Dear Sir

SHARE PURCHASE PLAN ("SPP")

Please find attached the documentation that will today be forwarded to all Sons of Gwalia Ltd shareholders with a registered address in Australia and New Zealand regarding the SPP.

Yours faithfully

Stephen Pearce
Company Secretary

Att

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

21 October 2003
1276:tcl

DRAFT

Dear Shareholder

Sons of Gwalia Ltd ("the Company") has recently announced a successful raising of $63.65 million through the Placement of 19 million ordinary shares at $3.35 per share to a wide range of Australian and offshore investors.

The Placement represents a further step in the range of initiatives currently being undertaken by the Company which are aimed at improving the performance of key operating divisions and strengthening the Company's Balance Sheet.

To ensure that all eligible shareholders have the opportunity to participate in the improving outlook for the Company a Share Purchase Plan ("SPP") is being implemented. The SPP will be offered to shareholders at the same price as the Placement at $3.35 per share. The SPP provides eligible shareholders with the opportunity, irrespective of the number of ordinary shares owned, to purchase shares directly from the Company without the cost of brokerage or commission.

Funds raised through the SPP will add to those raised in the Placement and will primarily be used to strengthen the Company's Balance Sheet.

The Placement and the SPP substantially improve the Company's Balance Sheet, reduce risk and will enable Management to better focus on improving the performance of our key operating divisions.

Attached is a formal proposal to you re the SPP for your consideration.

Yours sincerely

PETER LALOR
EXECUTIVE CHAIRMAN

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

22 October 2003
1262:tcl

Dear Shareholder

SHARE PURCHASE PLAN ("SPP")

Following the successful institutional placement that was undertaken by Sons of Gwalia Ltd ("SGW") on Tuesday 14 October 2003, SGW is pleased to provide an opportunity for Eligible Shareholders to buy additional shares in SGW through a SPP.

The Purchase Price is $3.35 and is a 10% discount to the share price immediately prior to the announcement of the Placement and SPP. The price also represents a 8.9% discount to the 5 day Volume Weighted Average Price immediately prior to the announcement. The SPP price is consistent with the placement undertaken on Tuesday 14 October 2003. The SPP provides small investors with an opportunity to increase their holdings in SGW at a discount to the prevailing market price. It also provides an opportunity for SGW shareholders that have small parcels of SGW shares to increase their holdings.

This letter sets out the terms and conditions of the SPP. By accepting the offer to purchase shares under the SPP, you have agreed to be bound by these terms and conditions.

It is important to note that no brokerage or other transaction costs apply to purchases under the SPP. All shares issued under the SPP will rank equally with existing fully paid ordinary shares in SGW and will carry the same voting rights, dividend rights and other entitlements.

You will be eligible to participate in the SPP if you were a Registered Holder of fully paid ordinary shares of SGW at the close of trading on Tuesday 14 October 2003 with a registered address in either Australia or New Zealand.

The maximum number of shares you can apply for is 1,492 shares at $3.35 per share for a total cost of A$4,998.20.

The following table contains yours choices for purchasing the shares you may wish to acquire under the SPP and how they are calculated. **If you wish to purchase shares under this offer you should choose one of the options listed below:**

Choice	Number of SGW Shares	Issue Price	Total Proceeds
1	298	Total amount payable @ A$3.35 per share	A$998.30
2	597	Total amount payable @ A$3.35 per share	A$1,999.95
3	895	Total amount payable @ A$3.35 per share	A$2,998.25
4	1,194	Total amount payable @ A$3.35 per share	A$3,999.90
5	1,492	Total amount payable @ A$3.35 per share	A$4,998.20

The maximum number of 1,492 shares will apply even if you receive more than one offer from SGW (eg; because you are joint owner of shares or because you hold more than one shareholding under separate share accounts). SGW reserves the right to reject any application for shares where it believes this rule has not been complied with.

You should note that the market price of SGW's shares may rise or fall between the date of this offer and the date when the shares are allotted. This means that the price you pay per share under this offer may exceed or be less than the price of SGW's shares at the time the shares are allotted to you under the SPP. Accordingly, you may need to seek your own financial advice in relation to this offer and your participation in the SPP.

16 Parliament Place, PMB 16, West Perth, Western Australia 6872

The offer will close at 5.00pm WST on Wednesday 19 November 2003. Should you wish to apply for any shares under this offer, you will need to complete the enclosed Application Form and forward it with your payment by cheque made payable to "Sons of Gwalia Ltd – SPP" using the enclosed envelope.

Applications received after 5.00pm WST on Wednesday 19 November 2003 will not be accepted. Should the exact amount of money not be tendered with the Acceptance Form, SGW reserves the right to return your Application Form and cheque and not allot any shares to you.

This offer to purchase shares in SGW is non-renounceable which means that you cannot transfer your right to purchase shares under this offer to anyone else.

It is anticipated that the shares allotted to you under the SPP will be quoted on the Australian Stock Exchange on or about Monday 24 November 2003 and you should receive your holding statement or confirmation shortly after this date.

If you have any questions in relation to the SPP, please contact Computershare on:

Tel: +61 8 9323 2000
Fax: +61 8 9323 2033

Yours sincerely

Stephen Pearce
Company Secretary

SONS OF GWALIA LTD
ACN 008 994 287

Computershare

SHARE PURCHASE PLAN ACCEPTANCE FORM

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box D182 Perth
Western Australia 6840 Australia
Enquiries (within Australia) 1300 557 010
(outside Australia) 61 3 9615 5970
Facsimile 61 8 9323 2033
web.queries@computershare.com.au
www.computershare.com

I/We wish to apply for the number of shares set out below (or such lesser number as are issued to me/us) in accordance with the Terms and Conditions of the Share Purchase Plan Offer set out in the accompanying letter.

To accept this offer:

1 **Complete** this Acceptance Form indicating the number of shares you wish to apply for.
2 **Attach** a cheque in favour of "Sons of Gwalia Limited SPP" for the Amount Payable.
3 **Return** the completed form and cheque to Computershare Investor Services in the reply paid envelope enclosed for this purpose, so that it is received **on or before the Closing Date of the Offer (5pm WST 19 November 2003).** Alternatively hand deliver the form to Computershare at Level 2, 45 St George's Terrace, Perth WA 6000. New Zealand shareholders should not use the reply paid envelope.
4 By forwarding a cheque and completing this form, you acknowledge that you have read and understood the terms and conditions of the SPP. You confirm that the aggregate for the application price for:
   a) the shares or interests the subject of the application; and
   b) any other shares and interests in the class applied for by the shareholder under the arrangement or any similar arrangement in the 12 months prior to the application does not exceed $5,000.

Application for Shares

The purchase price for each SGW Share is $3.35.

Please indicate the number of shares you wish to apply for by placing a cross in the appropriate box:

Number of shares	Amount Payable	Your choice
298	$998.30	☐
597	$1,999.95	☐
895	$2,998.25	☐
1,194	$3,999.90	☐
1,492	$4,998.20	☐

Cheque details

Drawer	Bank	Branch	Amount
			A$

Your cheque should be drawn on a bank in Australia, made payable to "Sons of Gwalia Limited SPP" and crossed "Not Negotiable". Please ensure you submit the correct amount. Incorrect payments may result in your acceptance being rejected.

PLEASE SIGN HERE

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Telephone numbers where we may contact you, if needed in conjunction with this application

Telephone number | B/H | A/H | Contact name

The Company reserves the right to reject any application for shares under the Plan where it believes that the terms and conditions have not been complied with, or vary the Closing Date of the Offer.

Typical Questions and Answers
Sons of Gwalia Limited – Share Purchase Plan

How much can you invest?
You may apply to invest in shares having a purchase value of $998.30, $1,999.95, $2,998.25, $3,999.90 or $4,998.20 based on the issue price of $3.35. That is, you may apply for 298, 597, 895, 1194 or 1492 shares.

If you receive more than one offer from us, for example because of separate holdings or because you are a joint holder of shares, the total maximum you may apply to invest under this offer as a sole and joint holder of shares is A$4,998.20.

How have we determined the price?
The issue price is $3.35 and is a 10% discount to the share price immediately prior to the announcement of the placement and SPP. This price also represents an 8.9% discount to the 5 day volume weighted average price immediately prior to the announcement.

The market price of SGW's shares may, however, rise or fall between the date of this offer and the date when the shares are allotted under the Plan. Therefore, the value of the shares you receive on the allotment date may be more or less than the price paid for the shares. The current share price of SGW shares can be obtained from the Australian Stock Exchange Limited and is listed in the financial or business section of major daily newspapers circulating in Australia. Shareholders should consider obtaining their own independent financial and taxation advice before making a decision to acquire shares under the Plan.

Who is eligible to apply under this offer?
You are eligible to apply for shares under this offer if you are a person or entity;
- who is registered as a holder of ordinary shares in SGW on 14 October 2003; and
- who has a registered address in Australia or New Zealand.

Nominee companies may apply on behalf of their underlying beneficiaries. The application form needs to be accompanied by a schedule showing the names and addresses of each beneficiary and the number of shares applied for.

Can I transfer my offer to a third party?
The offer is non-renounceable, so you can not transfer your right to participate in the SPP to a third party.

Do you have to pay any costs?
You only have to pay the amount shown on the Acceptance Form, calculated on the issue price of $3.35. You DON'T have to pay for brokerage, commission or any other transaction costs that may apply if you bought the shares on-market.

When will SGW allot the shares?

We anticipate shares will be allotted on or about 24 November 2003, and will send you a holding statement or an allotment notice for the shares we allot to you, soon after 24 November 2003. SGW will apply for the shares allotted to you to be quoted on the Australian Stock Exchange.

What rights will the shares carry?
The new shares will rank equally with existing shares in SGW from 24 November 2003. From this date, shares will carry the same voting rights, dividend rights and other entitlements. The new shares will trade under the existing SGW ASX code.

How do you apply for shares under the Plan?
To apply for shares under this offer, you must:
1. Carefully read these Terms and Conditions.
2. On the Acceptance Form on the back of this page:
   - Tick the box beside the number of shares you wish to purchase; either 298, 597, 895, 1194, or 1492 shares.
   - Complete the cheque details section.
   - Write your daytime telephone number – just in case we have any questions.
3. Write out your cheque payable to "Sons of Gwalia Limited SPP Account".
4. Send the Acceptance Form and your cheque using the reply-paid envelope provided to Computershare Investor Services.

Make sure you send your Acceptance Form and cheque allowing enough time for mail delivery, so Computershare will receive them on or before **5pm WST 19 November 2003**. Acceptance Forms and cheques received after the closing date will not be processed.

Can SGW change the offer?
We retain the right to vary the date the offer closes, the date shares are allotted and the date holding statements are dispatched to shareholders. Any variation of date will be notified to the Australian Stock Exchange.

What happens if the issue is oversubscribed?
If, for whatever reason, we allot fewer shares to you than you applied for, we will send you a cheque for an amount equal to the reduction in the number of shares multiplied by the issue price of $3.35. No interest will be payable on this amount.

SONS OF GWALIA LTD
ACN 008 994 287

04 JAN 28 AM 7:21

21 October 2003
1275:tcl

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Sent via ASX Online

Dear Sirs

Further to the recent global placement of shares Sons of Gwalia Ltd ("the Company") advises that for the purposes of Class Order 02/1180, the Company is not in possession of any information that would be required to be disclosed under Section 713(5) of the Corporations Act if a prospectus was to be issued in reliance on Section 713 in relation to the issue of shares the subject of this announcement except that it is continuing to review its options, some of which involve ongoing discussions with third parties, with respect to the Company's mineral sands assets.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Stephen Pearce
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

SONS OF GWALIA LTD

ABN

008 994 287

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY FULLY PAID SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES Securities issued as a result of the overnight placement on 14 October 2003. Consideration to be received by the Company by 5pm Tuesday 21 October 2003.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$3.35
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To repay debt.
7	Dates of entering +securities into uncertificated holdings or dispatch of certificates	21 October 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	185,757,188	ORDINARY FULLY PAID SHARES
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	650,000	$7.57 EXECUTIVE OPTIONS EXPIRING 14/11/06

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	RANKED EQUALLY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Dispatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 OCTOBER 2003
Company Secretary

Print name: STEPHEN PEARCE

== == == == ==

MEDIA Release

GWALIA

15 October 2003

SONS OF GWALIA LTD STRENGTHENS BALANCE SHEET BY RAISING NEW EQUITY

Sons of Gwalia Ltd ("the Company") today announced the successful raising of **$63.6 million** through the placement of **19 million shares at a price of $3.35 per share**.

The Company said that, as a result of strong demand, this represented an additional two million shares over and above that indicated in its announcement yesterday when the placement was made.

SHARE PURCHASE PLAN

A Share Purchase Plan will also be offered to shareholders at the same price as the Placement.

FUNDS TO BE USED TO REDUCE DEBT AND PURSUE BALANCE SHEET STRENGTH

The Company said that the funds raised will be applied to the repayment of all existing Australian Dollar bilateral debt facilities which will then be undrawn and become available should they be required for future working capital purposes.

The Executive Chairman of the Company, Peter Lalor, said:

"The placement represents a further step in the range of initiatives currently being undertaken by the Company which are aimed at improving the performance of the key operating divisions and strengthening the Company's Balance Sheet."

"Over the past nine months, the Company has significantly reduced its debt, re-structured its foreign exchange hedge book and reduced the volume and commitments of its gold hedge book. All of these initiatives have assisted in achieving our ongoing goal of improving and strengthening our Balance Sheet", Peter Lalor said.

For more information please contact:
Stephen Pearce - Executive General Manager, Finance
Stephen Thomas - Manager, Investor Relations

Or our home page on www.sog.com.au
Tel: (618) 9263 5555 Fax: (618) 9481 1271

Mrel/03.474.doc

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

04 JAN 28 AM 7:21

15 October 2003
1265:tcl

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Sent via ASX Online

Dear Sirs

CAPITAL RAISING ("Placement")

Sons of Gwalia Ltd ("the Company") is pleased to announce the successful raising of $63.6 million through the Placement of 19 million ordinary shares at a price of $3.35 per share. As a result of strong demand, this represents an additional 2 million shares from that indicated in the announcement made on 14 October 2003.

The Placement was made to a wide range of Australian and offshore investors and was jointly managed by Macquarie Equity Capital Markets and Goldman Sachs JB Were. Priority was given to existing shareholders of the Company.

A Share Purchase Plan for shareholders will also be offered to shareholders at the same price as the Placement.

The Placement represents a further step in the range of initiatives currently being undertaken by the Company which are aimed at improving the performance of the key operating divisions and strengthening the Company's Balance Sheet.

PURPOSE

The funds raised will be applied to the repayment of all existing Australian dollar bilateral debt facilities. These facilities will then be undrawn and will become available should they be required for working capital purposes in the future. Following this transaction, the only outstanding debt of the Company will be two tranches of US dollar Senior Private Notes totalling US$170 million. Amortisation on these Notes does not commence until 2006.

The capital raised, combined with the operational improvements referred to below, will enhance the Company's position in terms of operating performance, future returns to shareholders and risk analysis.

16 Parliament Place, Locked Bag 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271

As stated in the Company's recently released Quarterly Report, the Gold Division is exhibiting ongoing improvements in its production and cost performance.

A Five-Year Plan has been outlined which indicates gold production in excess of 500,000 ounces per annum for at least the next four years.

The Tantalum Division continues to operate solidly despite the difficult market conditions which have existed over the last few years. Profitability is underpinned by the fixed price and volume contracts in place until December 2005.

SHARE PURCHASE PLAN ("SPP")

The Company intends to offer a SPP following the Placement to provide an opportunity for the Company's extensive shareholder base to participate in the capital raising. The SPP will be offered to shareholders who are registered in Australia or New Zealand ("Eligible Shareholders") in tranches up to A$5,000 per shareholder at the same price as the Placement. The shares of the Company will trade ex-entitlement to the SPP with effect from the opening of trading on 15 October 2003.

The Company has received a waiver from the ASX to enable the SPP to be implemented without the need for shareholder approval.

The details of the SPP offer will be mailed to Eligible Shareholders within the next two weeks.

Shares issued under the SPP will rank equally with the Company's existing ordinary shares.

Yours faithfully

Stephen Pearce
Company Secretary

SONS OF GWALIA LTD
ACN 008 994 287

04 JAN 28 AM 7:21

14 October 2003
1263:tcl

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Sent via ASX Online

Dear Sirs

PROXY FORM FOR 2003 AGM

Further to the Company's release yesterday regarding the Notice of Meeting I attach the Shareholder Proxy Form, which will be mailed to Shareholders with the Notice of Meeting.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Stephen Pearce
Company Secretary

Att

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271

SONS OF GWALIA LTD
ABN 48 008 994 287

GWALIA

Computershare
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 0182 Perth
Western Australia 6840 Australia
Enquiries (within Australia) 1300 557 010
(outside Australia) 61 3 9615 5970
Facsimile 61 8 9323 2033
web.queries@computershare.com.au
www.computershare.com

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse) ☐

Appointment of Proxy

I/We being a member/s of Sons of Gwalia Ltd and entitled to attend and vote hereby appoint

☐ the Chairman of the meeting (mark with an 'X') OR ____________

Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Sons of Gwalia Ltd to be held in the Ballroom, Parmelia Hilton Hotel, 14 Mill Street, Perth WA on 14 November 2003 at 10.30am WST and at any adjournment of that meeting.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' If you wish to appoint a second proxy. AND ____ % OR ____ State the percentage of your voting rights or the number of shares for this Proxy Form.

☐ *IMPORTANT: FOR ITEM 3 BELOW.* If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Item 3 below, please place a mark in this box. By marking the box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of this item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark the box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 3 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 3.

›ting directions to your proxy – please mark X to indicate your directions

Ordinary Business		For	Against	Abstain*
Item 2a	To re-elect Mr Peter Lalor as a Director	☐	☐	☐
Item 2b	To re-elect Professor Malcolm Richmond as a Director	☐	☐	☐
Item 3	To increase aggregate amount of Directors Fees	☐	☐	☐

* If you mark the abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Authorised signature/s

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the share register of SONS OF GWALIA LTD. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note, you cannot change ownership of your shares using this form.

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your Proxy and vote on your behalf. A proxy need not be a shareholder of SONS OF GWALIA LTD.

3 If the Chairman of the meeting is your proxy

If the Chairman of the meeting is your proxy and you have not directed your proxy how to vote on Item 3 on the proxy form please place a mark in the box where indicated on the form. By marking this box you acknowledge that the Chairman of the meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder would be disregarded because of that interest. If you do not mark the box, and you have not directed your proxy how to vote, the Chairman of the meeting will not cast your votes on Item 3 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the meeting intends to vote undirected proxies in favour of Item 3.

4 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy will vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

5 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the SONS OF GWALIA LTD share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) On each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form.

(c) Return both forms together in the same envelope.

6 Signing Instructions)

You must sign this form as follows in the spaces provided:

Individuals:	where the holding is in one name, the shareholder must sign.
Joint Holding:	where the holding is in more than one name all of the holders must sign.
Power of Attorney	if signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.
Companies	a Director can sign jointly with another Director or a Company Secretary, a sole Director who is also a sole Company Secretary can also sign. A sole Director of a corporation without a Company Secretary can sign, Pursuant to S204A of the Corporations Law. Please indicate the office held by signing in the appropriate space.

If a representative of the corporation is to attend the meeting and a proxy form is not used, then an appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the SONS OF GWALIA LTD share registry.

Lodgement of Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received no later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or;

- by posting, delivery or facsimile to the SONS OF GWALIA LTD share registry at one of the addresses opposite, or
- by delivery to the Registered Office of SONS OF GWALIA LTD being
  16 Parliament Place
  West Perth
  Western Australia 6005
- or by faxing it to SONS OF GWALIA LTD on (08) 9481 1271

SONS OF GWALIA LTD share registry
Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000
Australia

Computershare Investor Services Pty Limited
GPO Box D182
Perth Western Australia 6840
Australia

Facsimile (08) 9323 2033

SONS OF GWALIA LTD
ACN 008 994 287

14 October 2003
1264:tcl

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Sent via ASX Online

Dear Sirs

Sons of Gwalia announced today that it is undertaking a global placement of shares.

For the purposes of Class Order 02/1180 the Company advises that it is not in possession of any information that would be required to be disclosed under Section 713(5) of the Corporations Act if a prospectus was to be issued in reliance on Section 713 in relation to the issue of shares the subject of this announcement except that it is continuing to review its options, some of which involve ongoing discussions with third parties, with respect to the Company's mineral sands assets.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Stephen Pearce
Company Secretary

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61 8) 9263 5555 Fax: (61 8) 9481 1271

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

PKL:EF 03.470
14 October 2003

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

CAPITAL RAISING

Sons of Gwalia Ltd ("the Company") wishes to advise that it is raising approximately $57 million in new capital by way of an institutional placement to Australian and offshore investors through the issue of 17 million shares at $3.35 per share.

A Share Purchase Plan for shareholders will also be implemented on the same terms and conditions.

The placement will take place today and will be managed by Macquarie Equity Capital Markets and Goldman Sachs J B Were.

A Share Purchase Plan will be offered to all shareholders following the placement and will provide an opportunity for the Company's extensive shareholder base to participate in the capital raising. The Share Purchase Plan will be offered to shareholders who are registered in Australia or New Zealand ("eligible shareholders") in tranches up to $5,000 per shareholder at the same price as the placement. The shares of the company will trade ex-entitlement to the SPP with effect from 15 October 2003.

PURPOSE

The funds raised have been determined with reference to the amount required to repay all existing Australian dollar bilateral debt facilities and will be applied to the repayment of all existing Australian dollar bilateral debt facilities. These facilities will then be undrawn and will become available should they be required for working capital purposes in the future.

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271

Following this transaction, the Company's only outstanding debt will be its two tranches of US dollar Senior Private Notes totalling US$170 million. Amortisation on these Notes does not commence until 2006.

The capital raised, combined with the operational improvements exhibited over the last two quarters, will enhance the Company's position in terms of its operating performance, future returns to shareholders and risk analysis.

Yours faithfully

Stephen Pearce
Company Secretary


20th ANNIVERSARY
Ta
Au

SONS OF GWALIA LTD.

ACN 008 994 287

Notice of 2003 Annual General Meeting

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Members of Sons of Gwalia Ltd (the Company) will be held in the Perth Parmelia Hilton Hotel, Ballroom, 14 Mill Street, Perth at 10.30am on Friday 14 November 2003.

AGENDA

Ordinary Business

1) **Financial Report**
To receive and consider the Financial Report for the year ended 30 June 2003 and the Directors' and Auditors' reports.

2) Election of Directors
To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

a) Mr Peter Lalor being a Director of the Company who retires by rotation, and being eligible, is re-elected as a Director of the Company; and

b) Professor Malcolm Richmond being a Director of the Company who retires by rotation, and being eligible, is re-elected as a Director of the Company.

Refer to attached Explanatory Memorandum.

3) Directors' Fees
As previously advised the Company intends to increase the number of Non-Executive Directors, as such it is considered necessary to increase the aggregate approved amount payable to Non-Executive Directors. Refer to attached Explanatory Memorandum.

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the maximum aggregate amount payable to Non-Executive Directors by way of Directors' fees shall be increased from $200,000 to $350,000 per annum and such amount, or such lesser amount as the Directors may determine, shall be divided among the Non-Executive Directors in such proportions and manner as the Directors may determine.

The Company will disregard any votes cast on a resolution by:

- each Director of the Company; and
- an associate of that person (or those persons).

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4) Other Business
To transact any other business which may be lawfully brought forward.

By Order of the Board

Peter Lalor
Executive Chairman

Dated 13 October 2003

Proxies

Votes at the general meeting may be given personally or by proxy, attorney or representative.

A shareholder entitled to attend and vote at the above meeting may appoint not more than two proxies to attend and vote at the meeting. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If two proxies are appointed and the appointment does not specify the proportion or number of votes that the proxy may exercise, each proxy may exercise half the votes.

A proxy may but need not be a shareholder of the Company.

The instrument appointing the proxy must be in writing, executed by the appointor or his attorney duly authorised in writing or, if such appointor is a corporation, either under seal or under attorney duly authorised.

The instrument of proxy (and the power of attorney or other authority, if any, underwhich it is signed) must be lodged by person, post, courier or facsimile and reach the registered office of the Company at least 48 hours prior to the meeting. The registered office of the Company is located at 16 Parliament Place, West Perth, WA, 6872, Australia. The Company's facsimile number is +61 8 9481 1271.

EXPLANATORY MEMORANDUM

1) Financial Report

In accordance with the requirements of the Corporations Act and the Constitution of the Company it is a requirement to present to members at the Annual General Meeting the Financial Report, Directors' Report and the Independent Audit Report.

Neither the Corporations Act nor the Company's Constitution requires shareholders to vote on such statements and reports. However, shareholders will be given opportunity to raise questions on the financial statements and reports at the Annual General Meeting.

2) Election of Directors

Under rule 7.1 of the Company's Constitution each Director shall retire from office at the third Annual General Meeting following his or her last appointment. Accordingly, Mr Peter Lalor and Professor Malcolm Richmond retire and being eligible present themselves for re-election. Following are details in relation to the Directors standing for re-election.

a) Mr Peter K Lalor

Mr Lalor joined the Company as Managing Director when it was formed in 1982 and was appointed Executive Chairman in April 1997. Mr Lalor is a law graduate from the University of Western Australia and practised in Perth prior to starting Sons of Gwalia with his brother Chris, in 1982. He is a member of the Audit and Risk Management Committee, Compensation and Remuneration Committee and Board Nomination Committee.

He has significant legal and commercial experience and has been actively involved in Perth's business and industry sectors for many years.

Mr Lalor has served as the immediate past President of both the Chamber of Minerals & Energy of Western Australia (Inc) and Vice-President of the Minerals Council of Australia. He was previously a Director of the London-based World Gold Council and is a member of the Board of Directors of Gold Corporation. Mr Lalor is currently a member of the Premier's Science Council, a significant election initiative of the Western Australian Government. He is also a member of the WA Government's State Development Forum.

b) Professor Malcolm R Richmond

Professor Richmond was appointed as a Non-Executive Director of Sons of Gwalia in August 2000. He is currently the Chairman of the Company's Safety, Health and Environment Committee.

Professor Richmond spent 30 years with the Rio Tinto Group, and immediately prior to his retirement was the Managing Director Development of Hamersley Iron Pty Limited, Deputy Chairman of the Australian Minerals Research Council, Vice President of the WA Chamber of Minerals and Energy, Non-Executive Director of Amdel Limited and Hismelt Corporation and Chairman of the Resources Institute of Western Australia. Currently he holds a number of other posts being, Non-Executive Director of Magnesium International Ltd and SGS (Aust) Ltd.

Professor Richmond is an Associate of AusIMM and the Strategic Planning Institute in the US and a Fellow of the Australian Academy of Technology, Science and Engineering. Professor Richmond is Professorial Fellow jointly to the University of WA Business School and Faculty of Engineering and Science.

Recommendation

The Board of the Company other than Mr Peter Lalor and Professor Malcolm Richmond recommend that shareholders vote in favour of the two Directors standing for re-election.

3) DIRECTORS' FEES

The current maximum aggregate amount which shareholders have approved to be paid as fees to Non-Executive Directors is $200,000 per annum. This amount was approved by shareholders at the 1996 Annual General Meeting.

There are currently two Non-Executive Directors. In the preceding financial year the two Non-Executive Directors were paid, in the aggregate, $136,250, by way of Directors' remuneration. External advice has been received that the aggregate level of fees currently paid to the Non-Executive Directors is moderate compared with similar companies.

In the Company's preliminary final report for the financial year ended 30 June 2003, which was lodged with the Australian Stock Exchange Limited on 19 August 2003, the Company made the following statement:

"The Company will, also, in the foreseeable future, appoint a new Managing Director and will review the structure and make-up of the Board of Directors to ensure compliance with current corporate governance guidelines prior to the end of the year."

As a result of this, it is likely that the number of Non-Executive Directors will increase from two to four over the next few months.

Rule 7.3 of the Company's Constitution provides that the remuneration of Non-Executive Directors may not exceed, in the aggregate in any financial year, the amount last fixed for Directors' remuneration by ordinary resolution, namely $200,000. Australian Stock Exchange Listing Rule 10.17 also requires shareholder approval for any increase in the total amount of Non-Executive Directors' remuneration.
The Company's Directors and their associates will not vote on this resolution.

In order for the Company to be able to attract and retain high calibre Directors and to facilitate the payment of an appropriate level of Directors' remuneration for up to four Non-Executive Directors, the Board believes that the increase in fees which is proposed by Resolution 3 is necessary, reasonable and justified.

SONS OF GWALIA LTD
ACN 008 994 287

STP:EF 03.461
9 October 2003

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

EXECUTIVE GENERAL MANAGER - OPERATIONS

Sons of Gwalia Limited ("the Company") wishes to advise of the appointment of Mr Luke Tonkin to the above position effective 1 December 2003.

Mr Tonkin holds a Bachelor of Engineering - Mining Engineering from Curtin University.

In recent years he has held senior positions in the resource sector including:

- General Manager, Leinster Nickel Operations
- General Manager, St Ives Gold Operations
- General Manager, St Ives Gold Operations and Kambalda Nickel Operations.

Mr Tonkin has had over twenty years' experience in the gold and nickel industries in Western Australia and assume operational responsibility for the Gold and Advanced Minerals Divisions of the Company.

Yours faithfully

Stephen Pearce
Company Secretary

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au